# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rocky Mountain Chocolate Factory, Inc., CIK 0001616262
CUSIP: 77467X101
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 265 Turner Drive, Durango, Colorado (CO), 81303
Date of event which requires filing of this statement: 12/18/2025
Amends the filing with accession number 0001214659-21-006725
Filed by CIK 0001569866
Persons authorized to receive notices and communications: Global Value Investment Corp., 1433 N. Water Street, Suite 400, Milwaukee, Wisconsin (WI), 53202, (262) 478-0640

## Reporting persons
- Global Value Investment Corporation (CIK 0001569866): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO), working capital (WC); sole voting power 0; shared voting power 1,966,219; sole dispositive power 0; shared dispositive power 1,966,219; aggregate amount beneficially owned 1,966,219 (21.14% of the class)
  Comment: Percentage calculated is based on 7,800,508 shares of Common Stock, $0.001 par value outstanding as of October 10, 2025, as reported in the Form 10-Q for the fiscal quarterly period ended August 31, 2025, of Rocky Mountain Chocolate Factory, Inc., plus 1,500,000 shares of Common Stock, $0.001 par value, issued on December 18, 2025, pursuant to an offering of Common Stock, $0.001 par value, as reported in the Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission on December 19, 2025.
- GVP 2021-A, L.P. (CIK 0001955705): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 135,820; sole dispositive power 0; shared dispositive power 135,820; aggregate amount beneficially owned 135,820 (1.46% of the class)
  Comment: Percentage calculated is based on 7,800,508 shares of Common Stock, $0.001 par value outstanding as of October 10, 2025, as reported in the Form 10-Q for the fiscal quarterly period ended August 31, 2025, of Rocky Mountain Chocolate Factory, Inc., plus 1,500,000 shares of Common Stock, $0.001 par value, issued on December 18, 2025, pursuant to an offering of Common Stock, $0.001 par value, as reported in the Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission on December 19, 2025.
- GVP 2021-A, L.L.C. (CIK 0001955706): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 135,820; sole dispositive power 0; shared dispositive power 135,820; aggregate amount beneficially owned 135,820 (1.46% of the class)
  Comment: Percentage calculated is based on 7,800,508 shares of Common Stock, $0.001 par value outstanding as of October 10, 2025, as reported in the Form 10-Q for the fiscal quarterly period ended August 31, 2025, of Rocky Mountain Chocolate Factory, Inc., plus 1,500,000 shares of Common Stock, $0.001 par value, issued on December 18, 2025, pursuant to an offering of Common Stock, $0.001 par value, as reported in the Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission on December 19, 2025.
- Jeffrey R. Geygan (CIK 0001733547): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO), personal funds (PF); sole voting power 0; shared voting power 1,966,219; sole dispositive power 0; shared dispositive power 1,966,219; aggregate amount beneficially owned 1,966,219 (21.14% of the class)
  Comment: Percentage calculated is based on 7,800,508 shares of Common Stock, $0.001 par value outstanding as of October 10, 2025, as reported in the Form 10-Q for the fiscal quarterly period ended August 31, 2025, of Rocky Mountain Chocolate Factory, Inc., plus 1,500,000 shares of Common Stock, $0.001 par value, issued on December 18, 2025, pursuant to an offering of Common Stock, $0.001 par value, as reported in the Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission on December 19, 2025.
- James P. Geygan (CIK 0001734726): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 1,966,219; sole dispositive power 0; shared dispositive power 1,966,219; aggregate amount beneficially owned 1,966,219 (21.14% of the class)
  Comment: Percentage calculated is based on 7,800,508 shares of Common Stock, $0.001 par value outstanding as of October 10, 2025, as reported in the Form 10-Q for the fiscal quarterly period ended August 31, 2025, of Rocky Mountain Chocolate Factory, Inc., plus 1,500,000 shares of Common Stock, $0.001 par value, issued on December 18, 2025, pursuant to an offering of Common Stock, $0.001 par value, as reported in the Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission on December 19, 2025.
- Stacy A. Wilke (CIK 0001865363): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 8,650; sole dispositive power 0; shared dispositive power 8,650; aggregate amount beneficially owned 8,650 (0.09% of the class)
  Comment: Percentage calculated is based on 7,800,508 shares of Common Stock, $0.001 par value outstanding as of October 10, 2025, as reported in the Form 10-Q for the fiscal quarterly period ended August 31, 2025, of Rocky Mountain Chocolate Factory, Inc., plus 1,500,000 shares of Common Stock, $0.001 par value, issued on December 18, 2025, pursuant to an offering of Common Stock, $0.001 par value, as reported in the Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission on December 19, 2025.
- Kathleen M. Geygan (CIK 0001865425): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 108,036; sole dispositive power 0; shared dispositive power 108,036; aggregate amount beneficially owned 108,036 (1.16% of the class)
  Comment: Percentage calculated is based on 7,800,508 shares of Common Stock, $0.001 par value outstanding as of October 10, 2025, as reported in the Form 10-Q for the fiscal quarterly period ended August 31, 2025, of Rocky Mountain Chocolate Factory, Inc., plus 1,500,000 shares of Common Stock, $0.001 par value, issued on December 18, 2025, pursuant to an offering of Common Stock, $0.001 par value, as reported in the Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission on December 19, 2025.
- Shawn G. Rice (CIK 0002007274): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 5,325; sole dispositive power 0; shared dispositive power 5,325; aggregate amount beneficially owned 5,325 (0.05% of the class)
  Comment: Percentage calculated is based on 7,800,508 shares of Common Stock, $0.001 par value outstanding as of October 10, 2025, as reported in the Form 10-Q for the fiscal quarterly period ended August 31, 2025, of Rocky Mountain Chocolate Factory, Inc., plus 1,500,000 shares of Common Stock, $0.001 par value, issued on December 18, 2025, pursuant to an offering of Common Stock, $0.001 par value, as reported in the Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission on December 19, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Rocky Mountain Chocolate Factory, Inc.
Address of issuer's principal executive offices: 265 Turner Drive, Durango, Colorado (CO), 81303
Comment: The securities to which this statement on Schedule 13D (this "Statement") relates are the Common Stock, $0.001 par value (the "Common Stock"), of Rocky Mountain Chocolate Factory, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 265 Turner Drive, Durango, Colorado 81303.

## Item 2. Identity and Background
Name of person filing:
This Statement is filed by:

(i) Global Value Investment Corporation, a Delaware corporation ("GVIC");
(ii) Jeffrey R. Geygan, who serves as a director of GVIC, and is the controlling person of GVIC;
(iii) James P. Geygan, who serves as the chief executive officer and a director of GVIC;
(iv) Stacy A. Wilke, who serves as the chief financial officer of GVIC;
(v) Kathleen M. Geygan, who serves as a director of GVIC; and
(vi) Shawn G. Rice, who serves as a director of GVIC.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

GVIC serves as investment adviser to managed accounts (collectively, the "Accounts"), and may be deemed to have beneficial ownership over the Common Stock held for the Accounts.

GVIC owns 6,213 shares of Common Stock in its corporate capacity. Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke, Ms. Geygan, and Mr. Rice each own shares of Common Stock in their individual capacities. These shares may be deemed to be indirectly beneficially owned by GVIC. Mr. Jeffrey Geygan owns 185,041 shares in his individual capacity. Mr. James Geygan owns 8,600 shares in his individual capacity. Ms. Wilke owns 8,650 shares in her individual capacity. Ms. Geygan owns 108,036 shares in her individual capacity. Mr. Rice owns 5,325 shares in his individual capacity.
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons is 1433 N. Water Street, Suite 400, Milwaukee, WI 53202.
Present principal occupation or employment: The principal business of GVIC is acting as an investment manager. The principal occupation of Mr. Jeffrey Geygan is acting as a director of GVIC. The principal occupation of Mr. James Geygan is acting as the chief executive officer of GVIC. The principal occupation of Ms. Wilke is acting as the chief financial officer of GVIC. The principal occupation of Ms. Geygan is acting as a director of GVIC. The principal occupation of Mr. Rice is acting as a director of GVIC.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke, Ms. Geygan, and Mr. Rice are citizens of the United States of America. GVIC is a Delaware corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons. Such shares of Common Stock are or may be held from time to time in margin accounts established with their respective brokers or banks, and a portion of the purchase price for the Common Stock may have been obtained through margin borrowing. Common Stock positions held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts. The aggregate purchase price of the 1,966,219 shares of Common Stock acquired was approximately $8,469,540.66 (excluding commissions).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and restated as follows:

The Reporting Persons purchased the shares of Common Stock for investment purposes, and such purchases have been made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes but subject to the terms of the Cooperation Agreement (as defined and described below), the Reporting Persons may further purchase, hold, vote, trade, dispose, or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer's operations, business strategy, or prospects; or (3) the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets, and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons have in the past discussed, and may in the future discuss, subject to the terms of the Cooperation Agreement, such matters with the management or Board of Directors of the Issuer (the "Board"), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Subject to the terms of the Cooperation Agreement, such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer's operations, governance, or capitalization; (4) initiating or pursuing a transaction that would result in the Reporting Persons' acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement but subject to the terms of the Cooperation Agreement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions, or otherwise.

On December 18, 2025 (the "Effective Date"), the Company, GVIC, GVP 2021-A, L.P., GVP, 2021-A, L.L.C., Jeffrey R. Geygan, James P. Geygan, Stacy A. Wilke, Kathleen, M. Geygan, and Shawn G. Rice entered into an amendment (the "Amendment") to the cooperation agreement dated November 26, 2024 (the "Cooperation Agreement"), between the Company, Global Value Investment Corporation and certain of its affiliates (collectively, "GVIC"), and certain other parties. As a result of the Amendment, GVIC is not permitted to increase its ownership of the Company's securities to an amount that would result in GVIC owning, controlling or otherwise having any beneficial or other ownership interest of more than 25.0% of the then-outstanding Voting Securities (as defined in the Cooperation Agreement).

The foregoing descriptions of the Amendment and Cooperation Agreement are not complete and are qualified in their entirety by reference to the Cooperation Agreement (filed with the Securities and Exchange Commission on November 26, 2024, as Exhibit 12 to GVIC's sixteenth amendment to Schedule 13D) and the Amendment, which is attached as Exhibit 13.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is amended and restated as follows:

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on December 22, 2025, the Reporting Persons beneficially owned 1,966,219 shares of Common Stock, representing approximately 21.14% of the outstanding shares of Common Stock. Percentage calculated is based on 7,800,508 shares of Common Stock, $0.001 par value outstanding as of October 10, 2025, as reported in the Form 10-Q for the fiscal quarterly period ended August 31, 2025, of Rocky Mountain Chocolate Factory, Inc., plus 1,500,000 shares of Common Stock, $0.001 par value, issued on December 18, 2025, pursuant to an offering of Common Stock, $0.001 par value, as reported in the Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission on December 19, 2025.

Each Reporting Person, as a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his, her or its pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: See above.
Transactions in the class effected during the past sixty days: Except as set forth in Exhibit 14, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On December 18, 2025, the Reporting Persons and the Issuer entered into the Amendment as defined and described in Item 4 above and attached as Exhibit 13 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 13: Amendment dated December 17, 2025, effective December 18, 2025, by and between Global Value Investment Corporation, GVP 2021-A, L.L.C., GVP 2021-A, L.P., Jeffrey R. Geygan, James P. Geygan, Stacy A. Wilke, Kathleen M. Geygan, Shawn G. Rice, and Rocky Mountain Chocolate Factory, Inc.

Exhibit 14: Transactions by the Reporting Persons in the Past 60 Days.

## Signatures
- Global Value Investment Corporation: James P. Geygan, Chief Executive Officer (12/22/2025)
- GVP 2021-A, L.P.: James P. Geygan, Chief Executive Officer (12/22/2025)
- GVP 2021-A, L.L.C.: James P. Geygan, Chief Executive Officer (12/22/2025)
- Jeffrey R. Geygan: Jeffrey R. Geygan, Director (12/22/2025)
- James P. Geygan: James P. Geygan, Chief Executive Officer and Director (12/22/2025)
- Stacy A. Wilke: Stacy A. Wilke, Chief Financial Officer (12/22/2025)
- Kathleen M. Geygan: Kathleen M. Geygan, Director (12/22/2025)
- Shawn G. Rice: Shawn G. Rice, Director (12/22/2025)